--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                13D                     Page 1 of 7 Pages

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1)/1/



                          Interfoods of America, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class and Securities)


                                  458973-10-4
--------------------------------------------------------------------------------
                                (CUSIP Number)


                    Mark A. Fullmer, Phelps Dunbar, L.L.P.
      365 Canal Street, Suite 2000, New Orleans, LA 70130  (504)566-1311
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 22, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                              (Page 1 of 7 Pages)

________________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------

CUSIP NO. 458973-10-4                13D                     Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Steven M. Wemple

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS: 00
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    882,352 shares
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    882,352 shares
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    882,352 shares


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    17.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14

------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 458973-10-4                13D                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Robert S. Berg

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS: 00
 4

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States of America

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    1,477,219 shares
     NUMBER OF

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0 shares

     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,477,219 shares
    REPORTING

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0 shares

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,477,219 shares


--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    29.5%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                13D                     Page 4 of 7 Pages

--------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Interfoods of America, Inc., a Nevada corporation ("Interfoods"). The principal executive offices of Interfoods are located at 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

Item 2.   Identity and Background

          This statement of beneficial ownership on Schedule 13D is being filed jointly by Steven M. Wemple and Robert S. Berg (collectively, the "Reporting Persons," each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement. This statement of beneficial ownership constitutes the initial filing on Schedule 13D of Robert S. Berg and Amendment No. 1 to the statement of beneficial ownership on Schedule 13D of Steven M. Wemple filed on March 30, 1998. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

          Mr. Wemple serves as President, Chief Operating Officer, Treasurer, Secretary and director of both Interfoods and Sailormen, Inc., a wholly-owned subsidiary of Interfoods ("Sailormen"). Interfoods, through Sailormen, is a franchisee and operator of Popeye's Chicken and Biscuits restaurants. The business address for Mr. Wemple, Interfoods and Sailormen is 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

          Mr. Berg serves as Chairman of the Board of Directors and Chief Executive Officer of both Interfoods and Sailormen. The business address for Mr. Berg, Interfoods and Sailormen is 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

          Neither of the Reporting Persons has been, during the past five years,
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of the Reporting Persons is a citizen of the United States of America.

--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                13D                     Page 5 of 7 Pages

--------------------------------------------------------------------------------

Item 3.   Source and Amount of Funds or Other Consideration

          Substantially all of the shares which are the subject of this filing were acquired by the Reporting Persons in connection with the acquisition by Interfoods of Sailormen common stock in May 1996. In the acquisition, the Reporting Persons exchanged all shares of Sailormen common stock beneficially owned by them for Common Stock. From 1997 through 2000, the Reporting Persons acquired additional shares of Common Stock in various privately negotiated transactions with personal funds.

          As further described in Item 4 (the answer to which is incorporated herein by reference), the Reporting Persons submitted a proposal to the Board of Directors of Interfoods (the "Proposal") on October 22, 2001 to acquire all of the outstanding shares of Common Stock of Interfoods not owned by the Reporting Persons. If Interfoods accepts the Proposal, the proposed transaction would be financed through the issuance of three-year subordinated notes of Interfoods and with funds of Interfoods.

Item 4.   Purpose of Transaction

          On October 22, 2001, the Reporting Persons submitted a proposal to the Board of Directors of Interfoods pursuant to which the Reporting Persons, through a company to be formed and known as Interfoods Acquisition Corp. (the "Acquisition Company"), would acquire all of the outstanding shares of Common Stock of Interfoods in accordance with the terms and conditions set forth therein. The Proposal provides that, subject to the terms and conditions thereof, the Acquisition Company (or another new company that would be a wholly-owned subsidiary of the Acquisition Company) would merge with and into Interfoods, with Interfoods continuing as the surviving corporation. The Proposal further provides that upon consummation of the merger, all of the outstanding shares of Common Stock (other than shares held by the Reporting Persons, the Acquisition Company and shareholders who have perfected appraisal rights pursuant to Nevada law) would be exchanged for a three-year unsecured subordinated note of Interfoods (the "Notes") in the principal amount of $1.20 per share of Common Stock. The Notes would bear interest at a rate of 5% per annum payable semi-annually and would be issued in minimum principal amounts of $100 and thereafter in multiples of $25. The principal amount of each Note would be payable in a single payment on the third anniversary of the date of issuance of the Notes. Interfoods shareholders would receive the cash equivalent in lieu of any fractional Notes.

          The Proposal contemplates, among other things, that the consummation of the proposed transaction is subject to (i) the negotiation and execution of an Agreement and Plan of Merger between Interfoods and the Acquisition Company with mutually agreeable terms, representations, conditions and covenants, (ii) approval of the merger by both the board of directors and the shareholders of Interfoods, (iii) receipt of any regulatory approvals to complete the transaction, and (iv) delivery of an opinion of Interfoods' investment banker to the effect that the merger consideration to be received by the shareholders of Interfoods is fair to the shareholders from a financial point of view. In the event of consummation of the proposed transaction, the Common Stock would be eligible for termination of registration pursuant to Section 12(g)(4) of the Act and

--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                13D                     Page 6 of 7 Pages

--------------------------------------------------------------------------------

would cease to be authorized to be quoted over the OTC Bulletin Board administered by the National Association of Securities Dealers, Inc.

          Interfoods has announced the formation of a special committee of its board of directors to consider the proposed transaction, and also the special committee's intention to engage an independent financial advisor and legal counsel for purposes of evaluating the proposal.

          Except as indicated above, neither of the Reporting Persons has any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          As of October 22, 2001, Mr. Wemple beneficially owned 882,352 shares of Common Stock, constituting, to the best of his knowledge, 17.6% of the issued and outstanding shares of Common Stock. Mr. Wemple has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him.

          As of October 22, 2001, Mr. Berg beneficially owned 1,477,219 shares of Common Stock, constituting, to the best of his knowledge, 29.5% of the issued and outstanding shares of Common Stock. Mr. Berg has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him.

          Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Person in accordance with Rule 13d-4 under the Act.

          Neither of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Each Reporting Person intends to vote his shares of Common Stock in favor of the merger and the merger agreement. Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of Interfoods, including but not limited to, transfer of or voting of any of the securities of Interfoods, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Interfoods.

--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                13D                     Page 7 of 7 Pages

--------------------------------------------------------------------------------

Item 7.   Material to be Filed as an Exhibit

     Exhibit A -    Joint Filing Agreement dated October 24, 2001 by and between the Reporting Persons

     Exhibit B -    Proposal Letter dated October 22, 2001 from Mr. Wemple and
                    Mr. Berg to the Board of Directors of Interfoods

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    Dated:  October 24, 2001


                                    /s/ Steven M. Wemple
                                    ------------------------------
                                             Steven M. Wemple


                                    /s/ Robert S. Berg
                                    ------------------------------
                                             Robert S. Berg

                                                                       Exhibit A

                            Joint Filing Agreement

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.001 per share, of Interfoods of America, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.


                                             Dated: October 24, 2001



                                             /s/ Steven M. Wemple
                                             -----------------------------
                                                       Steven M. Wemple


                                             /s/ Robert S. Berg
                                             -----------------------------
                                                       Robert S. Berg

                                                                       Exhibit B

                                Robert S. Berg
                               Steven M. Wemple
                     9400 South Dadeland Blvd., Suite 720
                             Miami, Florida  33156


                               October 22, 2001

CONFIDENTIAL
------------
Board of Directors
Interfoods of America, Inc.
9400 South Dadeland Blvd., Suite 720
Miami, Florida  33156

Gentlemen:

     This letter outlines the basic terms and conditions of the proposed acquisition (the "Merger") of Interfoods of America, Inc. ("Interfoods"), in the manner described below, by Robert S. Berg and Steven M. Wemple (the "Buyers"), through a company to be formed by the Buyers ("Newco"). While this letter does not constitute a legally binding agreement (except to the extent described below), and Buyers' proposal is subject to the negotiation and execution of a definitive merger agreement (the "Agreement"), this letter does evidence Buyers' good faith intention to proceed on the following basic terms and conditions:

     1.   Merger Structure.  The Merger would be accomplished by a merger of
          ----------------
Newco (or another new company that would be a wholly-owned subsidiary of Newco) with and into Interfoods, which would be the surviving corporation in the Merger. Prior to the closing of the Merger, Buyers would contribute all of their Interfoods common stock to Newco. The Agreement would provide that each Interfoods shareholder, other than Newco, would receive a three-year, unsecured, subordinated note of Interfoods in the principal amount of $1.20 per share of Interfoods common stock, with terms and conditions described below. Following the Merger, the Buyers (directly or through Newco) would own 100% of the equity interest in Interfoods on a fully diluted basis.

     2.   Terms of the Notes.  The notes to be issued by Interfoods in the
          ------------------
Merger (the "Notes") would bear interest at the rate of 5% per annum. Interest would be payable semi-annually, with principal becoming due and payable in a single payment at maturity. The Notes would not be secured, but would be issued pursuant to an indenture or similar instrument. The Notes would be subordinated to all senior debt of Interfoods which in effect is all existing and future indebtedness of Interfoods to financial institutions. Notes would be issued in minimum principal amounts of $100 and thereafter in multiples of $25. Interfoods shareholders would receive the cash equivalent in lieu of any fractional Notes.

     3.   Definitive Agreement.  Buyers and Interfoods will proceed in good
          --------------------
faith toward negotiation and execution of the Agreement, which shall contain mutually agreeable terms, representations, conditions and covenants, consistent with the terms of this letter. If the Agreement has not been executed by 5:00 p.m., Eastern Standard Time, on November 20, 2001, either party may terminate this letter upon written notice to the other party, except for the items enumerated in paragraph 5, which shall remain in full force and effect.

     4.   Conditions.  This letter is and, to the extent applicable, the
          ----------
Agreement will be, subject to the following conditions: (a) negotiation and execution of an Agreement with mutually agreeable terms, representations, conditions and covenants; (b) approval of the Merger by the board of directors of Interfoods; (c) approval of the Merger by shareholders of Interfoods; (d) receipt of all necessary consents without payment by Buyers, Newco, the merger subsidiary (if any) or Interfoods of any penalty from creditors, lessors or customers of Interfoods or other third parties; (e) receipt of any regulatory approvals necessary to complete the transaction; (f) delivery of an opinion of the Company's investment banker (pursuant to engagement by a special committee of the Interfoods board), to the effect that the Merger is fair to the shareholders of Interfoods from a financial point of view; and (g) either (i) the provisions of Sections 78.378 through 78.3793 and Sections 78.411 through
78.444 of the Nevada Revised Statutes or any other similar applicable laws shall not be applicable by their terms to any of the transactions contemplated by this letter or (ii) the board of directors of Interfoods shall have taken such action as is necessary or advisable and shall have given such approvals as may be required to make inapplicable to any of the transactions contemplated hereby the restrictions (including the requirements of special votes of shareholders and special price requirements) set forth in any such laws.

     5.   Fees and Expenses.  Each party will be responsible for its own legal,
          -----------------
accounting, investment banking and other expenses incurred in connection with this letter, the Agreement and all matters related thereto. Each party will indemnify and hold harmless the other against the claims of any brokers or finds in respect of the Merger.

     6.   Non-Binding Agreement.  This letter evidences the intent of Buyers to
          ---------------------
proceed in good faith to pursue the Merger described above, subject to the conditions stated herein. Except for the provisions of paragraph 5, however, nothing herein shall constitute a legally binding agreement of Buyers or Interfoods. The proposed Merger is expressly conditioned upon Buyers (or Newco) and Interfoods entering into a mutually acceptable Agreement and upon satisfaction of the conditions contained therein. Unless the Agreement is entered into in writing by such parties, regardless of the reason that the Agreement is not executed, neither Buyers nor Interfoods shall be under any obligation to the other (except as set forth in paragraph 5) for damages, expenses or otherwise, irrespective of any negotiations, agreements or understandings heretofore or hereafter existing between the parties, and irrespective of any implied course of conduct between the parties.

     7.   Governing Law.  The letter shall be governed by and construed in
          -------------
accordance with the internal laws of the State of Nevada without giving effect to the conflict of laws provisions thereof.

     If the foregoing accurately reflects the basis terms and conditions upon which Interfoods would be willing to consummate the transactions contemplated by this letter, please sign one copy of this letter of intent and return it to Buyers. This letter may be withdrawn by Buyers upon notice to Interfoods, at any time prior to Buyers' receipt of Interfoods acceptance of this letter.

                                             Very truly yours,


                                             /s/ Robert S. Berg
                                             ----------------------------
                                             Robert S. Berg

                                             /s/ Steven M. Wemple
                                             ----------------------------
                                             Steven M. Wemple

Accepted and agreed as of
________________, 2001.


INTERFOODS OF AMERICA, INC.


By:______________________________
  Name:
  Title: